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                                       Filed by Millennium Pharmaceuticals, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Company: Millennium Pharmaceuticals, Inc.
                                                  Commission File No.: 000-28494


FOR RELEASE THURSDAY, MARCH 2, 2000 AT 8:30AM EST

Contact:
Clare Midgley (investor)
Sally McCraven (media)
Millennium Pharmaceuticals, Inc.
(617)-679-7480
(617)-577-3548

               MILLENNIUM ACQUIRES MINORITY INTEREST IN PREDICTIVE
                  MEDICINE SUDSIDIARY IN PURSUIT OF DELIVERING
                              PERSONALIZED MEDICINE

            -- COMPANY AND BECTON DICKINSON PLAN EXPANSION OF CANCER
                         DIAGNOMICS-TM- COLLABORATION --

CAMBRIDGE, MASS., MARCH 2, 2000 -- Millennium Pharmaceuticals, Inc. (Nasdaq:
MLNM) today announced that it will acquire the outstanding shares of its Millennium Predictive Medicine, Inc. (MPMx) subsidiary that it does not already own, making it a wholly-owned subsidiary of the Company. The transaction will be a stock-for-stock exchange based on a fixed ratio. This move will more closely align Millennium's therapeutic and predictive medicine discovery and development efforts and will bring the company closer to its goal of delivering breakthrough products and personalized medicine to patients.

Under the terms of the agreement, MPMx shareholders, including Becton Dickinson and Company (BD), will receive one share of newly issued Millennium common stock in exchange for five MPMx shares subject to adjustment for the Company's recently announced two-for-one stock split. Additional financial terms were not disclosed.

"The integration of predictive medicine and therapeutic discovery and development efforts at Millennium is critical to the delivery of a new generation of personalized medicine," said Mark Levin, chief executive officer, Millennium Pharmaceuticals, Inc. "Ultimately, our goal is to deliver precisely the right medicine to precisely the right patient for the prevention and treatment of disease. We are concentrating our efforts to bring this to reality."

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MILLENNIUM ACQUIRES MINORITY INTEREST IN PREDICTIVE MEDICINE SUBSIDIARY IN
PURSUIT OF DELIVERING PERSONALIZED MEDICINE

MPMx is focused on the development of Diagnomic-TM- and pharmacogenomic products and services. Diagnomics-TM- are molecular diagnostics that describe a patient's current medical condition and provide prognostic and therapeutic information. Pharmacogenomic tests determine a patient's response to a specific therapeutic based on their genetic information. To identify the genetic markers which are key to these tests, MPMx leverages Millennium's integrated science and technology platform, including state-of-the-art transcriptional profiling and proteomics expertise.

MPMx executed alliances in 1999 in cancer Diagnomics-TM- with BD, and in pharmacogenomics with Bristol-Myers Squibb related to certain drug classes in their oncology pipeline. MPMx will maintain this focus in the future while also working more closely with Millennium to apply pharmacogenomics to parts of the Millennium therapeutic pipeline and to integrate the Diagnomics-TM- strategy into the Millennium franchise therapeutic areas of oncology, metabolic disease and inflammation.

"The acquisition of MPMx by Millennium will allow us to accelerate the third phase of our business strategy which focuses on patient management," said Kenneth Conway, president of Millennium Predictive Medicine. "This strategy, combined with our pharmacogenomics and Diagnomics-TM- efforts, furthers our goal of transforming medicine from a statistical art to an individualized science."

"Our oncology pharmacogenomics alliance with MPMx is off to a quick start and we expect a productive alliance," said Elliott Sigal, M.D., Ph.D., senior vice president, Early Discovery and Applied Technology, Bristol-Myers Squibb Pharmaceutical Research Institute. "We look forward to continuing our work with MPMx in the development of pharmacogenomic tests and drugs in our oncology pipeline to improve cancer treatments for patients and their families."

POTENTIAL EXPANSION OF CANCER DIAGNOMICS-TM- PROGRAM WITH BECTON DICKINSON In February 1999, MPMx announced a five-year strategic alliance with BD for the development of Diagnomic-TM- products in a variety of cancers including melanoma, cervical, breast, ovarian, uterine, prostate and colon. BD has exclusive rights to Diagnomic-TM- products in each of these areas, with the exception of colon cancer, in which it has co-exclusive rights with MPMx. BD and MPMx have now agreed to enter into discussions regarding an expansion of the research program.

"We have had tremendous success in the first year of our Diagnomics-TM- alliance with MPMx and hit all of our first-year objectives," said Vincent Forlenza, senior vice president, technology strategy and development, Becton Dickinson. "Based on these achievements, we are interested in expanding our cancer partnership with MPMx."

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

MILLENNIUM ACQUIRES MINORITY INTEREST IN PREDICTIVE MEDICINE SUBSIDIARY IN PURSUIT OF DELIVERING PERSONALIZED MEDICINE

BD, a global medical technology company, headquartered in Franklin Lakes, New Jersey, manufactures and sells a broad range of medical supplies and devices and diagnostics systems for use by healthcare professionals, medical research institutions, industry and the general public. Revenues for the company exceeded $3.4 billion last fiscal year.

Millennium Predictive Medicine, Inc., a subsidiary of Millennium
Pharmaceuticals, Inc., is developing genomic- and proteomic-derived products and services to accelerate and improve the diagnosis, treatment and prediction of disease.

Millennium, a leading drug discovery and development company, employs large-scale genetics, genomics, high throughput screening and informatics in an integrated science and technology platform. This innovative drug discovery platform is applied across the entire healthcare sector, from gene identification through patient management, to accelerate and transform the discovery and development of proprietary therapeutic and Diagnomics-TM- products and services. Headquartered in Cambridge, Massachusetts, Millennium and its affiliates currently employ more than 1,000 people.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD LOOKING STATEMENTS INCLUDE UNCERTAINTIES RELATING TO UNANTICIPATED DIFFICULTIES AND DELAYS RELATING TO GENE IDENTIFICATION, DRUG DISCOVERY AND CLINICAL DEVELOPMENT PROCESSES; MILLENNIUM'S ABILITY TO SUCCESSFULLY INTEGRATE THE OPERATIONS OF LEUKOSITE, INC.; CHANGES IN RELATIONSHIPS WITH STRATEGIC PARTNERS AND DEPENDENCE UPON STRATEGIC PARTNERS FOR THE PERFORMANCE OF CRITICAL ACTIVITIES UNDER COLLABORATIVE AGREEMENTS; THE IMPACT OF COMPETITIVE PRODUCTS AND TECHNOLOGICAL CHANGES; UNCERTAINTIES RELATING TO PATENT PROTECTION AND REGULATORY APPROVAL; AND UNCERTAINTIES RELATING TO THE ABILITY OF MILLENNIUM AND ITS AFFILIATES TO OBTAIN SUBSTANTIAL ADDITIONAL FUNDS REQUIRED FOR PROGRESS IN DRUG DISCOVERY AND DEVELOPMENT. THE FACTORS THAT COULD AFFECT THE PERFORMANCE OF MILLENNIUM ARE MORE FULLY DESCRIBED IN FILINGS BY MILLENNIUM WITH THE SECURITIES AND EXCHANGE COMMISSION INCLUDING BUT NOT LIMITED TO THE FACTORS SET FORTH UNDER THE HEADING "RISK FACTORS THAT MAY AFFECT RESULTS" IN THE ANNUAL REPORT ON FORM 10-K FILED BY MILLENNIUM WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 2000. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES.


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Editor's Note: This release is available on Millennium's website at:
http://www.mlnm.com